Question 77 D.  Change in Investment Policy



Effective January 24, 2012, and as described in a January 24, 2012, supplement to the prospectus of the SunAmerica Series, Inc. (the "Fund") dated March 1, 2011 (the "January 2012 Supplement"), there were certain changes in the principal investment strategies of the Focused Balanced Strategy Portfolio and the Focused Multi-Asset Portfolio (each a "Portfolio" and collectively, the "Portfolios"). In particular, the Board of Directors of the Fund approved changes to the principal investment strategies of each Portfolio to permit the Portfolio to invest in the SunAmerica
Focused Alpha Growth Fund and SunAmerica Focused Alpha Large-Cap Fund, each a series of SunAmerica Specialty Series.